UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                    The Children's Place Retail Stores, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.10 par value
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                         (Title of Class of Securities)


                                    168905107
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                                 (CUSIP Number)


                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 2007
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             (Date of Event Which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |X|.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  168905107
1  NAMES OF REPORTING PERSONS

   Ezra Dabah
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   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  |_|
                                                                        (b)  |X|
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3  SEC USE ONLY
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4  SOURCE OF FUNDS

   PF
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                                             |_|

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
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                7    SOLE VOTING POWER

NUMBER OF            1,556,250
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 3,623,060
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     1,556,250
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,623,060
                     ----------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,179,310(1)
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                                            |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   17.9%(1)
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14 TYPE OF REPORTING PERSON

   IN
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---------------------
(1) Does not include 2,125,630 shares of Common Stock beneficially owned by relatives of Mr. Dabah, including (i) 537,300 held by Mr. Dabah's father-in law and mother-in-law, Stanley Silverstein and Raine Silverstein, and certain of their children and grandchildren, (ii) 620,000 shares of Common Stock held by Barbara Dabah, wife of Mr. Dabah's brother, Haim Dabah, both directly and for the benefit of their children or (iii) 968,330 shares of Common Stock held by Gila Dweck, Mr. Dabah's sister, held both directly and in trust. There is no agreement or understanding with these parties with respect to the voting or disposition of such shares. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP NO.:  168905107
1  NAMES OF REPORTING PERSONS

   Renee Dabah
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   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   PF
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
                7    SOLE VOTING POWER

NUMBER OF            104,100
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 5,075,210
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     104,100
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     5,075,210
                     ----------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,179,310(2)
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                                            |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   17.9%(2)
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON

   IN
--------------------------------------------------------------------------------

---------------------
(2) Does not include 2,125,630 shares of Common Stock beneficially owned by relatives of Mr. Dabah, including (i) 537,300 held by Mr. Dabah's father-in law and mother-in-law, Stanley Silverstein and Raine Silverstein, and certain of their children and grandchildren, (ii) 620,000 shares of Common Stock held by Barbara Dabah, wife of Mr. Dabah's brother, Haim Dabah, both directly and for the benefit of their children or (iii) 968,330 shares of Common Stock held by Gila Dweck, Mr. Dabah's sister, held both directly and in trust. There is no agreement or understanding with these parties with respect to the voting or disposition of such shares. The Reporting Persons disclaim beneficial ownership of such shares.

Item 1.  Security and Issuer.

        This statement on Schedule 13D relates to the shares of Common Stock, $0.10 par value per share (the "Common Stock") of The Children's Place Retail Stores, Inc. (the "Company"). The principal executive offices of the Company are located at 915 Secaucus Road, Secaucus, NJ 07094.

Item 2.  Identity and Background.

        This statement on Schedule 13D is being filed by Ezra Dabah and Renee Dabah (together, the "Reporting Persons").

        Ezra Dabah's business address is 120 Central Park South, New York, NY 10019 and his present principal occupation is as a director of the Company. The principal business of the Company is the retail sale of children's merchandise and its address is 915 Secaucus Road, Secaucus, NJ 07094. Mr. Dabah is a citizen of the United States.

        Renee Dabah's business address is 120 Central Park South, New York, NY 10019 and her present principal occupation is personal investor. Mrs. Dabah is a citizen of the United States.

        Neither of the Reporting Persons has during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

        The shares of Common Stock beneficially owned by the Reporting Persons were acquired by the Reporting Persons (i) in connection with the acquisition of the Company by the Reporting Persons in 1989, (ii) in the recapitalization of the Company in 1993 and (iii) through purchases made prior to the Company's initial public offering in 1997. The Reporting Persons have also purchased 19,600 shares of Common Stock on the open market. The Reporting Persons purchased the foregoing shares using personal funds for an average cost of $0.52 per share.

Item 4.  Purpose of Transaction.

        Ezra Dabah is the former Chairman of the Board and Chief Executive Officer of the Company. He currently serves as a member of the Company's Board of Directors. The Reporting Persons are the beneficial owners of approximately 17.9% of the Company's outstanding Common Stock.

        Pursuant to mutual agreement with the Board of Directors, Mr. Dabah resigned from his position as Chief Executive Officer on September 24, 2007 and the Company appointed an Interim Chief Executive Officer.

        The Reporting Persons are concerned about the future of the Company and a possible decline in shareholder value.

        The Reporting Persons, as large, long-time and concerned stockholders of the Company, are considering their alternatives with respect to their investment in the Company and possible means to maximize shareholder value. The Reporting Persons are considering the possibility of making an offer, in combination with others, to acquire the Company and the available alternatives for financing an acquisition of the Company. The Reporting Persons intend to contact and discuss with potential private equity sponsors and strategic buyers the possible acquisition of the Company. The Reporting Persons have engaged Bear, Stearns & Co. Inc. ("Bear Stearns") to act as the Reporting Persons' financial advisor in connection with these efforts. The engagement of Bear Stearns and the Reporting Persons' efforts to evaluate a possible acquisition of the Company may also result in the Reporting Persons' support of a third party's proposal to acquire the Company. The Reporting Persons also intend to contact and discuss with other shareholders of the Company their respective views regarding their investment in the Company, the Company's prospects and possible strategies to maximize shareholder value. Such strategies could include, among other possibilities, a proxy solicitation to seek shareholder approval of proposals the Reporting Persons may make and/or elect directors to the Company's board of directors. Although the Reporting Persons are actively exploring their options with respect to the Company, there can be no assurance that the Reporting Persons will seek to implement any one or more of the foregoing.

        The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position, results and strategic direction, price levels of the common stock, conditions in the securities and credit markets and general economic and industry conditions, the Reporting Persons may, in addition to the foregoing, take such actions with respect to their investment in the Company as they deem appropriate, including, but not limited to, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by the Reporting Persons, in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person.

        The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

        Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to the matters referred to in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

        Based upon the Company's Form 10-Q, filed with the Securities and Exchange Commission on June 6, 2006, there were 28,803,317 shares of Common Stock outstanding as of June 2, 2006. Ezra Dabah is the beneficial owner of 5,179,310 shares of Common Stock of the Company, representing 17.9% of the total number of shares outstanding as of June 2, 2006.(3) Mr. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,556,250 of such shares (which includes 185,000 shares that are issuable upon the exercise of outstanding vested options), (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 3,031,360 of such shares held by Mr. Dabah and others, as custodians or trustees for Mr. Dabah's children and certain other family members, (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 445,600 of such shares held by Mr. Dabah and his wife as joint tenants with right of survivorship and (iv) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 104,100 of such shares owned by Mr. Dabah's wife. Mr. Dabah may also be deemed the beneficial owner of 22,000 shares of Common Stock held by the Renee and Ezra Dabah Charitable Foundation, Inc. and 20,000 shares of Common Stock held by The Dabah Children Charitable Foundation, Inc.

        Renee Dabah, wife of Ezra Dabah, is the beneficial owner of 5,179,310 shares of Common Stock of the Company, representing 17.9% of the total number of shares outstanding as of June 2, 2006.(4) Mrs. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 104,100 of such shares, (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 3,031,360 of such shares held by Mrs. Dabah and others, as custodians or trustees for Mrs. Dabah's children and certain other family members, (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 445,600 of such shares held by Mrs. Dabah and her husband as joint tenants with right of survivorship and (iv) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 1,556,250 of such shares (which includes 185,000 shares that are issuable to Mrs. Dabah's husband upon the exercise of vested stock options) owned by Mrs. Dabah's husband. Mrs. Dabah may also be deemed the beneficial owner of 22,000 shares of Common Stock held by the Renee and Ezra Dabah Charitable Foundation, Inc. and 20,000 shares of Common Stock held by The Dabah Children Charitable Foundation, Inc.

        (c) The Reporting Persons have not engaged in any transactions in Common Stock of the Company during the last twelve months.

---------------------

(3) Does not include 2,125,630 shares of Common Stock beneficially owned by relatives of Mr. Dabah, including (i) 537,300 held by Mr. Dabah's father-in law and mother-in-law, Stanley Silverstein and Raine Silverstein, and certain of their children and grandchildren, (ii) 620,000 shares of Common Stock held by Barbara Dabah, wife of Mr. Dabah's brother, Haim Dabah, both directly and for the benefit of their children or (iii) 968,330 shares of Common Stock held by Gila Dweck, Mr. Dabah's sister, held both directly and in trust. There is no agreement or understanding with these parties with respect to the voting or disposition of such shares. The Reporting Persons disclaim beneficial ownership of such shares.
(4) Does not include 2,125,630 shares of Common Stock beneficially owned by relatives of Mr. Dabah, including (i) 537,300 held by Mr. Dabah's father-in law and mother-in-law, Stanley Silverstein and Raine Silverstein, and certain of their children and grandchildren, (ii) 620,000 shares of Common Stock held by Barbara Dabah, wife of Mr. Dabah's brother, Haim Dabah, both directly and for the benefit of their children or (iii) 968,330 shares of Common Stock held by Gila Dweck, Mr. Dabah's sister, held both directly and in trust. There is no agreement or understanding with these parties with respect to the voting or disposition of such shares. The Reporting Persons disclaim beneficial ownership of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

1. The Reporting Persons have engaged Bear, Stearns & Co. Inc. to act as financial advisor in connection with any potential acquisition or other transaction involving the Company. The Reporting Persons have agreed to pay Bear Stearns (i) a transaction fee of $6,600,000 if the Reporting Persons consummate an acquisition of the Company, (ii) a fee of $2,500,000 upon certain sales or transfers of securities or other interests in the Company by the Reporting Persons and (iii) a cash fee equal to 15% of any "break-up" or "topping fee" or other payment or consideration that the Reporting Persons may receive in connection with the termination or cancellation of a transaction that is entered into between the Company and the Reporting Persons, such cash fee not to exceed $6,600,000. The Reporting Persons have also agreed to reimburse Bear Stearns for its expenses and indemnify Bear Stearns and its affiliates against certain liabilities and expenses, including liabilities under the federal securities laws, arising out of their performance of services for the Reporting Persons.

2. On October 15, 2007, Ezra Dabah and Renee Dabah entered into a Joint Filing Agreement (the "Joint Filing Agreement"). A copy of the Joint Filing Agreement is filed herewith as Exhibit A and incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.

Exhibit A     Joint Filing Agreement, dated October 15, 2007, by and among Ezra
              Dabah and Renee Dabah.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            EZRA DABAH

                                            By:   /s/  Ezrah Dabah
                                                  ------------------------------
                                            Name:  Ezra Dabah


                                            RENEE DABAH

                                            By:   /s/  Renee Dabah
                                                  ------------------------------
                                            Name:  Renee Dabah





Dated:  October 15, 2007



   [Signature Page to Schedule 13D - The Children's Place Retail Stores, Inc.]

                                                                       EXHIBIT A


                       SCHEDULE 13D JOINT FILING AGREEMENT


        The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

        (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

        (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

        This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.


                                            EZRA DABAH

                                            By:   /s/  Ezrah Dabah
                                                  ------------------------------
                                            Name:  Ezra Dabah


                                            RENEE DABAH

                                            By:   /s/  Renee Dabah
                                                  ------------------------------
                                            Name:  Renee Dabah


Dated:  October 15, 2007